UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                      ORDINARY SHARES, PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                  500507108(1)
                                 (CUSIP Number)

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        THE TRIANGULAR TOWER, 44TH FLOOR
                        3 AZRIELI CENTER, TEL AVIV 67023
                                     ISRAEL
                             ATTN: KURT KEREN, ADV.
                          TELEPHONE #: +972-3-607-5888
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 OCTOBER 3, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

     (1) The CUSIP Number corresponds to the Issuer's American Depository Shares (individually, an "ADS"), which are publicly traded on the New York Stock Exchange. Each ADS represents 0.20 Ordinary Share. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.


                               Page 1 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 5,971,033
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             5,971,033
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,971,033
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 2 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 7,602,047 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             7,602,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,602,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 5,971,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for its own account. Does not include
(i) 572,172 Ordinary Shares and (ii) options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days of October 3, 2006, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by CIEH (the "CIEH Shares"). See also Item 5.

^ Excludes the CIEH Shares.


                               Page 3 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 7,602,047 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             7,602,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,602,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 5,971,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 4 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 7,602,047 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             7,602,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,602,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 5,971,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 5 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 7,602,047 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             7,602,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,602,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 5,971,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 6 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 7,602,047 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             7,602,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,602,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 5,971,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 7 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 7,602,047 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             7,602,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,602,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 5,971,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 8 of 15 pages

     This amendment No. 4 amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.001 each ("Ordinary Shares"), of Koor Industries Ltd. (the "Issuer"), initially filed by IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Initial Reporting Persons"), with the Securities and Exchange Commission on June 6, 2005 (as amended from time to time, the "Statement"). The Initial Reporting Persons together with Discount Investment Corporation Ltd. ("DIC") are hereinafter referred to as the "Reporting Persons."

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c)

As of October 3, 2006:

IDB Development owned approximately 74% of the outstanding shares of DIC.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC, IDB Development and IDB Holding are as set forth in Schedules A, B and C, respectively, attached hereto and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 3, 2006 DIC purchased 890,000 Ordinary Shares for a total purchase price of NIS 214,490,000 (approximately $49,951,095) in cash, using its own funds to pay such total purchase price.

ITEM 4. PURPOSE OF TRANSACTION.

The 890,000 Ordinary Shares were purchased by DIC pursuant to a tender offer commenced by DIC on August 30, 2006 to purchase up to 890,000 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares, each of which represents 0.20 of an Ordinary Share) on the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 2006, as amended, filed with the Securities and Exchange Commission (the "Tender Offer"). These Ordinary Shares were purchased for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Percentages are based on 16,487,953 Ordinary Shares outstanding as of October 3, 2006 (excluding 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

As of October 3, 2006:

     DIC directly owns 5,971,033 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 36.2% of the Ordinary Shares outstanding. The 5,971,033 Ordinary Shares do not include 672,174 Ordinary Shares which DIC may be required to purchase pursuant to Anfield's put option described in Item 4 of amendment No. 2 of the Statement, and up to 485,195 Ordinary Shares which DIC may be required to purchase pursuant to the Management Option described in Item 4 of amendment No. 1 of the Statement.


                               Page 9 of 15 pages

     IDB Development directly owns 1,630,214 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.9% of the Ordinary Shares outstanding. IDB Development may also be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 5,971,033 Ordinary Shares owned by DIC, and the 800 Ordinary Shares held by a subsidiary of CIEH for its own account. As a result, IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of a total of 7,602,047 Ordinary Shares in the aggregate, constituting approximately 46.1% of the Ordinary Shares outstanding.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the aggregate of 7,602,047 Ordinary Shares beneficially owned by DIC and IDB Development, constituting approximately 46.1% of the Ordinary Shares then outstanding.

     Information provided to the Reporting Persons indicates that the executive officers and directors of DIC, IDB Development and IDB Holding did not beneficially own as of October 3, 2006 any Ordinary Shares.

     (c) On October 3, 2006 DIC purchased 890,000 Ordinary Shares at a price of NIS 241 (approximately $56.12) per share pursuant to the Tender Offer. Except as stated above, the Reporting Persons have not purchased or sold any Ordinary Shares, and information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC, IDB Development and IDB Holding purchased or sold any Ordinary Shares, during the period from the date of the event which required the filing of the previous amendment of the Statement, namely from August 30, 2006, through October 3, 2006.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Schedules A,
B and C: Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC, IDB Development and IDB Holding.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this amendment No. 4 is true, complete and correct.

Dated: October 5, 2006

                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By: Discount Investment Corporation Ltd.

                                    (signed)
                    By:        _______________________________

                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat pursuant to agreements annexed as Exhibits 4 through 9 to amendment No. 2 of the Statement.


                              Page 10 of 15 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                             (as of October 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.


                              Page 11 of 15 pages

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
                             (as of October 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.


                              Page 12 of 15 pages

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street,
Kfar Shmariyahu 46910, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


                              Page 13 of 15 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                             (as of October 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Deputy Chairman of Gazit-Globe Ltd.; Director of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel                         Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa 34366, Israel


                              Page 14 of 15 pages

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


                              Page 15 of 15 pages